UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1 )1

Neuro-Hitech, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

641244108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 641244108

1	NAME OF REPORTING PERSON WHEATLEY MEDTECH PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 948,382(2)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 948,382(2)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 948,382(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON PN

(2) Includes 376,656 shares of Common Stock issuable upon the exercise of currently exercisable warrants.

CUSIP NO. 641244108

1	NAME OF REPORTING PERSON WHEATLEY NEW YORK PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,314,227(3)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,314,227(3)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,314,227(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON PN

(3) Includes 527,172 shares of Common Stock issuable upon the exercise of currently exercisable warrants.

CUSIP NO. 641244108

1	NAME OF REPORTING PERSON WOODLAND VENTURE FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,000(4)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 75,000(4)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,000(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON PN

(4) Includes 25,000 shares of Common Stock issuable upon the exercise of currently exercisable warrants.

CUSIP NO. 641244108

1	NAME OF REPORTING PERSON SENECA VENTURES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,250(5)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 56,250(5)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,250(5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON PN

(5) Includes 18,750 shares of Common Stock issuable upon the exercise of currently exercisable warrants.

CUSIP NO. 641244108

1	NAME OF REPORTING PERSON BRMR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,500(6)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 37,500(6)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,500(6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON OO

(6) Includes 12,500 shares of Common Stock issuable upon the exercise of currently exercisable warrants.

CUSIP NO. 641244108

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 2 is hereby amended to add the following:

1)

(a)	Woodland Venture Fund, a New York limited partnership (“Woodland”)

(b)	Address:	68 Wheatley Road
Brookville, New York 11545

(c)	Principal Business:	Investments

2)

(a)	Seneca Ventures, a New York limited partnership (“Seneca”)

(b)	Address:	68 Wheatley Road
Brookville, New York 11545

(c)	Principal Business:	Investments

3)

(a)	BRMR, LLC, a New York limited liability company (“BRMR”)

(b)	Address:	68 Wheatley Road
Brookville, New York 11545

(c)	Principal Business:	Investments

Each of the following persons is either a general partner of Woodland or Seneca or a member of BRMR.

4)
Barry Rubenstein is a member of each of Wheatley MedTech Partners, LLC and Wheatley New York Partners LLC, the general partner of Wheatley MedTech and Wheatley New York, respectively, a member and Chief Executive Officer of BRMR, a general partner of each of Woodland and Seneca and an officer and director of Woodland Services Corp., a New York corporation, (“Woodland Services”).  Mr. Rubenstein is also the husband of Marilyn Rubenstein.

(a)	Barry Rubenstein

(b)	Address:	68 Wheatley Road
Brookville, New York 11545

CUSIP NO. 641244108

(c)	Principal Business:	Investments

(d)	Citizenship:	United States

5)	Marilyn Rubenstein is a member of BRMR and an officer of Woodland Services. Ms. Rubenstein is also the wife of Barry Rubenstein.

(a)	Marilyn Rubenstein

(b)	Address:	68 Wheatley Road
Brookville, New York 11545

(c)	Principal Business:	Investments

(d)	Citizenship:	United States

6)	Woodland Services is a general partner of each of Woodland and Seneca.

(a)	Woodland Services Corp.

(b)	Address:	68 Wheatley Road
Brookville, New York 11545

(c)	Principal Business:	Investments

No person described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

No person described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 is hereby amended and restated to read as follows:(7)

The aggregate purchase price of 162,440 shares of Common Stock and presently exercisable warrants to purchase 81,220 shares of Common Stock held by Wheatley MedTech was $720,005.00 and such securities were acquired and, upon the exercise of such warrants, will be acquired, with its working capital and its other funds.

Wheatley MedTech acquired 379,846 shares of Common Stock and presently exercisable warrants to purchase 147,718 and 147,718 shares of Common Stock at exercise prices of $13.00 and $18.00 per share, respectively, subject to adjustment, as Merger (as defined below) consideration in exchange for securities of Q-RNA, Inc., (“Q-RNA”) held by Wheatley MedTech and upon the exercise of such warrants, Wheatley MedTech will acquire such shares of Common Stock underlying such warrants with its working capital and its other funds.

(7) The disclosure set forth in Item 5(c) of the Schedule 13D filed on December 8, 2006 regarding the issuance of certain shares of Common Stock upon the exchange of securities of Q-RNA, Inc. pursuant to the merger is incorporated herein by reference.

CUSIP NO. 641244108

Wheatley MedTech received 3,100 shares and 26,340 shares of Common Stock as liquidated damages for the Issuer’s failure to timely file a registration statement registering a portion of Wheatley MedTech’s shares and pursuant to certain anti-dilution protections provided to it in a prior private offering, respectively.

The aggregate purchase price of 243,660 shares of Common Stock and presently exercisable warrants to purchase 121,830 shares of Common Stock held by Wheatley New York was $1,080,007.50 and such securities were acquired and, upon the exercise of such warrants, will be acquired, with its working capital and its other funds.

Wheatley New York acquired 521,155 shares of Common Stock and presently exercisable warrants to purchase 202,671 and 202,671 shares of Common Stock at exercise prices of $13.00 and $18.00 per share, respectively, subject to adjustment, as Merger consideration in exchange for securities of Q-RNA held by Wheatley New York and, upon the exercise of such warrants, Wheatley New York will acquire such shares of Common Stock underlying such warrants with its working capital and its other funds.

Wheatley New York received 4,680 shares and 17,560 shares of Common Stock as liquidated damages for the Issuer’s failure to timely file a registration statement registering a portion of Wheatley New York’s shares and pursuant to certain anti-dilution protections provided to it in a prior private offering, respectively.

Dr. David Dantzker acquired (1) options to purchase 50,000 shares of Common Stock, 16,666 of which are currently exercisable, at an exercise price of $5.85 per share, (2) options to purchase 9,541 shares of Common Stock, 2,385 of which are currently exercisable, at an exercise price of $6.25 per share, and (3) options to purchase 4,670 shares of Common Stock, none of which are currently exercisable, at an exercise price of $5.29 per share, and, upon the exercise of such options, Dr. Dantzker will acquire such shares of Common Stock underlying such options with personal funds.

The aggregate purchase price of 50,000 shares of Common Stock and presently exercisable warrants to purchase 25,000 shares of Common Stock held by Woodland was $200,000.00 and such securities were acquired and, upon the exercise of such warrants, will be acquired, with its working capital and its other funds.

The aggregate purchase price of 37,500 shares of Common Stock and presently exercisable warrants to purchase 18,750 shares of Common Stock held by Seneca was $150,000.00 and such securities were acquired and, upon the exercise of such warrants, will be acquired, with its working capital and its other funds.

The aggregate purchase price of 25,000 shares of Common Stock and presently exercisable warrants to purchase 12,500 shares of Common Stock held by BRMR was $100,000.00 and such securities were acquired and, upon the exercise of such warrants, will be acquired, with its working capital and its other funds.

CUSIP NO. 641244108

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 14,004,963 shares of Common Stock outstanding, which comprises 12,452,233 shares of Common Stock outstanding as of November 1, 2007, as reported in the Issuer’s Quarterly Report on Form 10-QSB as filed with the Securities and Exchange Commission (“SEC”) on November 14, 2007, plus 1,250,000 shares of Common Stock issued in a private placement of securities as reported in the Issuer’s Current Report on Form 8-K as filed with the SEC on December 19, 2007, plus 302,730 shares of Common Stock issued to existing investors pursuant to certain anti-dilution protections provided to such investors in a prior private offering, as reported in the Issuer’s Current Report on Form 8-K as filed with the SEC on December 19, 2007.

As of the close of business on December 14, 2007, Wheatley MedTech beneficially owned 948,382 shares of Common Stock (including 376,656 shares of Common Stock issuable upon the exercise of presently exercisable warrants) constituting approximately 6.6% of the shares of Common Stock outstanding.  Wheatley MedTech Partners, LLC, the general partner of Wheatley MedTech, and Nancy Casey, a member of Wheatley MedTech Partners LLC, may be deemed to beneficially own such shares of Common Stock.  Ms. Casey has shared voting and dispositive power with respect to the 948,382 shares of Common Stock beneficially owned by Wheatley MedTech.  Wheatley MedTech Partners, LLC and Ms. Casey disclaim beneficial ownership of these securities except to the extent of its/her respective equity interest therein.

As of the close of business on December 14, 2007, Wheatley New York beneficially owned 1,314,227 shares of Common Stock (including 527,172 shares of Common Stock issuable upon the exercise of presently exercisable warrants) constituting approximately 9.0% of the shares of Common Stock outstanding.  Wheatley NY Partners LLC, the general partner of Wheatley New York, and Brian Rubenstein and Larry Wagenberg, members of Wheatley NY Partners LLC, may be deemed to beneficially own such shares of Common Stock.  Messrs. Rubenstein and Wagenberg have shared voting and dispositive power with respect to the 1,314,227 shares of Common Stock beneficially owned by Wheatley New York.  Wheatley NY Partners LLC and Messrs. Rubenstein and Wagenberg disclaim beneficial ownership of these securities except to the extent of its/their respective equity interest therein.

As of the close of business on December 14, 2007, Woodland beneficially owned 75,000 shares of Common Stock constituting approximately 0.5% of the shares of Common Stock outstanding.

As of the close of business on December 14, 2007, Seneca beneficially owned 56,250 shares of Common Stock constituting approximately 0.4% of the shares of Common Stock outstanding.

CUSIP NO. 641244108

As of the close of business on December 14, 2007, BRMR beneficially owned 37,500 shares of Common Stock constituting approximately 0.3% of the shares of Common Stock outstanding.

As members of both Wheatley MedTech Partners, LLC and Wheatley NY Partners LLC, the general partner of Wheatley MedTech and Wheatley New York, respectively, Barry Fingerhut, Irwin Lieber, Jonathan Lieber and Seth Lieber may be deemed to beneficially own the 2,262,609 shares of Common Stock beneficially owned by Wheatley MedTech and Wheatley New York, constituting approximately 15.2% of the shares of Common Stock outstanding.  Messrs. Fingerhut, Lieber, Lieber and Lieber have shared voting and dispositive power with respect to such shares of Common Stock beneficially owned by Wheatley MedTech and Wheatley New York.  Each of Messrs. Fingerhut, Lieber, Lieber and Lieber disclaim beneficial ownership of these securities except to the extent of his respective equity interest therein.

As a member of both Wheatley MedTech Partners, LLC and Wheatley NY Partners LLC, the general partner of Wheatley MedTech and Wheatley New York, respectively, Dr. David Dantzker may be deemed to beneficially own 2,262,609 shares of Common Stock beneficially owned by Wheatley MedTech and Wheatley New York and 19,051 shares of Common Stock underlying presently exercisable options of the Issuer, constituting approximately 15.3% of the shares of Common Stock outstanding.  Dr. Dantzker has shared voting and dispositive power with respect to the 2,262,609 shares of Common Stock beneficially owned by Wheatley MedTech and Wheatley New York.  Dr. Dantzker disclaims beneficial ownership of these securities except to the extent of his equity interest therein.  Dr. Dantzker has sole voting and dispositive power with respect to 19,051 shares of Common Stock underlying the presently exercisable options.

As a member of both Wheatley MedTech Partners, LLC and Wheatley New York Partners LLC, the general partner of Wheatley MedTech and Wheatley New York, respectively, as a member and Chief Executive Officer of BRMR and as a general partner of each of Woodland and Seneca, Barry Rubenstein may be deemed to beneficially own the 2,431,359 shares beneficially owned by Wheatley MedTech, Wheatley New York, Woodland, Seneca and BRMR, constituting approximately 16.2% of the shares of Common Stock outstanding.  Mr. Rubenstein has shared voting and dispositive power with respect to such shares of Common Stock beneficially owned by Wheatley MedTech, Wheatley New York, Woodland, Seneca and BRMR.  Mr. Rubenstein disclaims beneficial ownership of these securities except to the extent of his equity interest therein.

As a general partner of each of Woodland and Seneca, Woodland Services may be deemed to beneficially own the 131,250 shares beneficially owned by Woodland and Seneca, constituting approximately 0.9% of the shares of Common Stock outstanding.  Woodland Services has shared voting and dispositive power with respect to such shares of Common Stock beneficially owned by Woodland and Seneca.  Woodland Services disclaims beneficial ownership of these securities except to the extent of its equity interest therein.

CUSIP NO. 641244108

As an officer of Woodland Services and as a member of BRMR, Marilyn Rubenstein may be deemed to beneficially own the 168,750 shares beneficially owned by Woodland, Seneca and BRMR, constituting approximately 1.2% of the shares of Common Stock outstanding.  Ms. Rubenstein has shared voting and dispositive power with respect to such shares of Common Stock beneficially owned by Woodland, Seneca and BRMR.  Ms. Rubenstein disclaims beneficial ownership of these securities except to the extent of her equity interest therein.

(b)           By virtue of their positions with Wheatley MedTech Partners LLC, Ms. Casey, Dr. Dantzker and Messrs. Barry Rubenstein, Fingerhut, Lieber, Lieber and Lieber share the power to vote and dispose of the shares of Common Stock reported in this Schedule 13D as beneficially owned by Wheatley MedTech.

By virtue of their positions with Wheatley NY Partners LLC, Dr. Dantzker and Messrs. Rubenstein, Fingerhut, Lieber, Lieber, Lieber, Rubenstein and Wagenberg share the power to vote and dispose of the shares of Common Stock reported in this Schedule 13D as beneficially owned by Wheatley New York.

Dr. Dantzker has sole voting and dispositive power with respect to the 19,051 shares of Common Stock underlying presently exercisable options.

By virtue of their positions with each of Woodland, Seneca and BRMR, Mr. Rubenstein and Ms. Rubenstein, share the power to vote and dispose of the shares of Common Stock reported in this Schedule 13D as beneficially owned by each of Woodland, Seneca and BRMR.

By virtue of its relationship to each of Woodland and Seneca, Woodland Services shares the power to vote and dispose of the shares of Common Stock reported in this Schedule 13D as beneficially owned by each of Woodland and Seneca.

(c)           Schedule A annexed hereto lists all transactions by all the persons described herein in the Issuer’s securities effected during the past sixty days.  Such transactions were effected in the private placement of securities.

(d)           No person other than the persons described herein is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)           Not applicable.

Item 6 is hereby amended to add the following:

In connection with the private placement of units, each of which consists of one share of Common Stock and a warrant to purchase 0.5 of a share of Common Stock (each a “Unit”, and collectively “Units”), a closing of which occurred on December 14, 2007, the Issuer agreed to register the resale of such shares on a continuing basis, including the shares of Common Stock issuable upon exercise of such warrants, on or prior to 30 days following such closing.

CUSIP NO. 641244108

Item 7.    Material to be Filed as Exhibits.

1.	Amended and Restated Joint Filing Agreement by and between Wheatley MedTech, Wheatley New York, Woodland, Seneca and BRMR, dated December 21, 2007.

2.
Registration Rights Agreement, dated as of November 29, 2007, by and among the Issuer and the investors identified therein (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on December 19, 2007).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2007	WHEATLEY MEDTECH PARTNERS, L.P.

	By:	Wheatley MedTech Partners, LLC its general partner

	By:	/s/ Barry Rubenstein
Barry Rubenstein, Chief Executive Officer

WHEATLEY NEW YORK PARTNERS LP

By:	Wheatley NY Partners LLC its general partner

By:	/s/ Barry Rubenstein
Barry Rubenstein,
Chief Executive Officer

WOODLAND VENTURE FUND

By:	/s/ Barry Rubenstein
Barry Rubenstein,
General Partner

SENECA VENTURES

By:	/s/ Barry Rubenstein
Barry Rubenstein,
General Partner

BRMR, LLC

By:	/s/ Barry Rubenstein
Barry Rubenstein,
Chief Executive Officer

CUSIP NO. 641244108

SCHEDULE A

TRANSACTIONS IN SHARES OF THE ISSUER

DURING THE PAST SIXTY DAYS

Reporting Person	Class of Security	Number of Shares Acquired	Consideration	Date of Purchase/Sale	Where and how the transaction was effected
Wheatley MedTech	Common Stock	26,340	N/A	December 14, 2007	Granted pursuant to certain anti-dilution protections provided to Wheatley MedTech in a prior private offering

	100,000 Units comprised of: Common Stock	100,000	$400,000.00	December 14, 2007	Private Placement
	Warrants	50,000

Wheatley New York	Common Stock	17,560	N/A	December 14, 2007	Granted pursuant to certain anti-dilution protections provided to Wheatley New York in a prior private offering

	150,000 Units comprised of: Common Stock	150,000	$600,000.00	December 14, 2007	Private Placement
	Warrants	75,000

CUSIP NO. 641244108

Woodland	50,000 Units comprised of: Common Stock	50,000	$200,000.00	December 14, 2007	Private Placement
	Warrants	25,000

Seneca	37,500 Units comprised of: Common Stock	37,500	$150,000.00	December 14, 2007	Private Placement
	Warrants	18,750

BRMR	25,000 Units comprised of: Common Stock	25,000	$100,000.00	December 14, 2007	Private Placement
	Warrants	12,500

CUSIP NO. 641244108

EXHIBIT INDEX

Exhibit

*1. Amended and Restated Joint Filing Agreement by and between Wheatley MedTech, Wheatley New York, Woodland, Seneca and BRMR, dated December 21, 2007.

2.         Registration Rights Agreement, dated as of November 29, 2007, by and among the Issuer and the investors identified therein (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on December 19, 2007).

3. Joint Filing Agreement by and between Wheatley MedTech and Wheatley New York, dated December 8, 2006 (filed previously).

4.         Escrow Agreement, dated as of November 29, 2006, by and among the Issuers, David Dantzker as Representative of the former Q-RNA, Inc. stakeholders, and Empire Stock Transfer, as escrow agent (filed previously).

5. Stockholders’ Agreement by Reuben Seltzer and Alan Kestenbaum and the individuals listed on Schedule A thereto, dated as of November 29, 2006 (filed previously).

6.         Registration Rights Agreement by and among the Issuer and David Dantzker as Representative of the former Q-RNA, Inc. stakeholders dated as of November 29, 2006 (incorporated by reference to Exhibit 4.1 of the Issuer’s Periodic Report on Form 8-K filed with the SEC on December 5, 2006).

7.          Registration Rights Agreement between the Issuer and the individuals listed on Schedule A thereto, dated as of November 29, 2006 (incorporated by reference to Exhibit 4.2 of the Issuer’s Periodic Report on Form 8-K filed with the SEC on December 5, 2006).

* Filed herewith.

CUSIP NO. 641244108

EXHIBIT 1

AMENDED AND RESTATED JOINT FILING AGREEMENT

The undersigned hereby agree that Amendment No. 1 to the Statement on Schedule 13D dated December 21, 2007 with respect to the shares of Common Stock of Neuro-Hitech, Inc. and any further amendments thereto executed by each and any of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: December 21, 2007	WHEATLEY MEDTECH PARTNERS, L.P.

	By:	Wheatley MedTech Partners, LLC its general partner

	By:	/s/ Barry Rubenstein
Barry Rubenstein, Chief Executive Officer

WHEATLEY NEW YORK PARTNERS LP

By:	Wheatley NY Partners LLC its general partner

By:	/s/ Barry Rubenstein
Barry Rubenstein,
Chief Executive Officer

WOODLAND VENTURE FUND

By:	/s/ Barry Rubenstein
Barry Rubenstein,
General Partner

SENECA VENTURES

By:	/s/ Barry Rubenstein
Barry Rubenstein,
General Partner

BRMR, LLC

By:	/s/ Barry Rubenstein
Barry Rubenstein,
Chief Executive Officer